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                             May 24, 2022

       Brandon Lacoff
       Chairman of the Board and Chief Executive Officer
       Belpointe PREP, LLC
       255 Glenville Road
       Greenwich, Connecticut 06831

                                                        Re: Belpointe PREP, LLC
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted May 10,
2022
                                                            CIK No. 0001807046

       Dear Mr. Lacoff:

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this comment and your filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-11 submitted May 10, 2022

       General

   1. We note your disclosure that your offering is at a price per Class A unit "of within 5%" of
                                                        NAV. Since you do not
appear eligible to conduct an at the market offering in reliance on
                                                        Rule 415(a)(1)(x),
please provide a detailed analysis of why you believe the adjustable price range based on
NAV is consistent with Rule 415(a)(1) of Regulation C.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for
 Brandon Lacoff
Belpointe PREP, LLC
May 24, 2022
Page 2

acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any questions.



                                                           Sincerely,
FirstName LastNameBrandon Lacoff
                                                           Division of
Corporation Finance
Comapany NameBelpointe PREP, LLC
                                                           Office of Real
Estate & Construction
May 24, 2022 Page 2
cc:       Vanessa J. Schoenthaler
FirstName LastName